FORM 51-101F3

REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Report of Management and Directors
On Reserves Data and Other Information

Management of Curlew Lake Resources Inc. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data (if any), which are estimates of proved reserves and probable reserves and related future net revenue as at January 31, 2017, estimated using forecast prices and costs.

Management has confirmed that the Company has no reserves on any of its oil and gas properties, and accordingly an independent qualified reserves evaluator was not required to evaluate the Company’s reserve data. Accordingly, no report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

a)	the content and filing with securities regulatory authorities of Form 51-101 F1 containing a “NIL” report of reserves data and other oil and gas information; and

b)	the content and filing of this report.

Dated this 29 th day of May, 2017.

SIGNED: “Jurgen Wolf”	SIGNED: “Chris Cherry”
Jurgen Wolf, President and Chief	Chris Cherry, Chief Financial Officer
Executive Officer

SIGNED: “Harold Noyes”
Harold Noyes, Director